Contact

www.linkedin.com/in/david-
p-8a611a150 (LinkedIn)

Top Skills

Live Case Study

Networking

Design Thinking

Certifications

Hazardous Materials Responder
Operations Level

Vehicle Technical Rescuer at the
Technician Level

Hazardous Materials Responder
Awareness Level

Honors-Awards

Football

Lacrosse

Senior Athlete of Distinction Award

Sacred Heart Society

2019 Patriot League Academic
Honor Roll

David P.

Founder & CEO at Award-Winning Snazzy Beverages, Inc.
San Francisco, California, United States

Summary

David Peterson is a proud alumni of Lehigh University in
Pennsylvania, where he received his Bachelors in Architecture and
Product Design with a minor in Entrepreneurship. He is from San
Francisco, California and wears many hats with experience in the
storage and shipping industry, emergency medical services, the
fire service, the restaurant and beverage industry, and consumer
services and products. His goal is to innovate products and services
to improve people's lives and keep people safe.

_____

Experience

Snazzy™#
Founder & CEO
September 2024 - Present (1 year 7 months)
San Francisco, CA

Snazzy is the ultimate ready-to-drink cocktail that combines a refreshing
twist of lemonade, smooth iced tea, and real spirits. Snazzy is a full-bodied
cocktail made with real ingredients and premium spirits. It is not watered down,
overly sugared, or influenced by trends. Non-carbonated, decaf, no artificial
sweeteners, no artificial colors, no artificial flavors, and no malt liquor—just
pure, smooth flavors in every sip. We provide the best high-quality tasting
twist on a classic cocktail. What makes Snazzy most unique is that your liquor
preference becomes your flavor choice! We offer four-packs of each liquor
and a variety eight-pack that includes two of each liquor: whiskey, vodka,
tequila, and rum. Each beverage contains 10% ABV, so you get more bang
for your buck and delivers a refined drinking experience that resonates with
health-conscious consumers seeking quality over quantity. Perfect for social
gatherings, music festivals, a great day on the links, or food truck events!

Beyond our commitment to quality, Snazzy Beverages is driven by a mission
to give back. Snazzy gives back to support U.S. Military Service Members,
Veterans, First Responders, and Mental Health Non-Profits. We at Snazzy
Beverages strongly support mental health, reflecting our founder David

Peterson's background as an EMT and former firefighter. This ethos is encapsulated in our mantra: "Strong Drinks. Strong Vibes."

American Medical Response
Emergency Medical Technician
November 2022 - Present (3 years 5 months)
San Mateo County, California, United States

Worked as a emergency medical technician in the 911 System serving the community of San Mateo County, CA.

Sacred Heart Schools, Atherton
Lacrosse Coach - Defensive Coordinator
October 2022 - Present (3 years 6 months)
Atherton, California, United States

Coached lacrosse for Sacred Heart Preparatory's Boys Varsity Lacrosse Team as the Defensive Coordinator.

InvestBev
InvestBev Accelerator Graduate
September 2025 - November 2025 (3 months)
Chicago, Illinois, United States

Graduate of the invite-only InvestBev Accelerator, selected as 1 of 18 brands out of 700+ applicants for the most promising emerging adult beverage companies. Completed an intensive program focused on distribution strategy, three-tier compliance, operational scaling, capital formation, and brand building. Collaborated with industry operators, investors, and founders to position Snazzy Beverages for disciplined, scalable growth.

ADVNC Lacrosse
Lacrosse Coach
October 2022 - September 2025 (3 years)
Menlo Park, California, United States

Coached lacrosse for multiple age groups with ADVNC Lacrosse Club as a defensive assistant coach.

Baker Institute for Entrepreneurship, Creativity & Innovation at Lehigh University
Lehigh Silicon Valley 2023 Participant
November 2022 - January 2023 (3 months)
San Francisco Bay Area

Worked on "Live"-Case Projects on a variety of VC backed start-ups; discussed with executive officers, founders, and entrepreneurs, in the Silicon Valley.

College Truckers, LLC
4 years

Director Of Operations
June 2022 - November 2022 (6 months)

Operations Management: Was responsible for successfully and efficiently executing student move-outs on college campuses nationwide.
Personnel Management: Worked closely with our 100+ Student Partners to make sure they are prepared for operations and set up for success. Will be available to answer questions and solve problems for Student Partners throughout the spring move-out and fall move-in season.
Vendor Management: Served as point of contact for College Truckers' nationwide vendor network, including UHaul and Fedex account managers, storage facility managers, box and tape suppliers, etc.
Purchasing: Was responsible for all purchasing and supply decisions, with full authority to spend company funds as necessary and without higher approval. As such, was expected to have a fluency in company finances and short and long-term financial goals at all times
New Business Lines: Tasked with identifying, proposing, and then opening new lines of revenue for College Truckers.
Tech Management: Was responsible for managing College Truckers' various tech tools. This will include setting up API integrations through Zapier, updating the company website, customizing QuickBase, the project management software, etc.

Recruiter
January 2022 - June 2022 (6 months)

Recruited candidates for the Student Partner position of College Truckers via LinkedIn Recruiter Lite.

Student Partner
December 2018 - June 2022 (3 years 7 months)
Lehigh University

Provided a full service, white-glove storage and shipping services for college students while managed a team of 15 workers, ordered boxes and supplies, coordinated U-Haul trucks, assembled marketing efforts, and organized multiple storage units

Dewey Fire Company #1
Emergency Medical Technician
February 2021 - July 2022 (1 year 6 months)
Hellertown, Pennsylvania, United States

Worked as a part-time emergency medical technician for Dewey Fire Co Ambulance on both BLS (Basic Life Support) and ALS (Advanced Life Support) ambulances. Worked as an EMT for Dewey for 911 responses and standby events.

Our station consists of 5 Pennsylvania Department of Health Licensed ambulances, 3 of which can be ALS (Paramedic equipped) at any time, 1 ALS/BLS Non-transporting Squad and 1 ATV. Full and Part time career staff of 47, consisting of 27 EMTs & 20 Paramedics; and volunteer members consisting of 4 EMT's and 2 First Responders.

Dewey EMS provides Basic & Advanced Life Support services to the Borough of Hellertown and all of Lower Saucon Township. Dewey EMS also assists communities surrounding the Hellertown/Lower Saucon area including; Freemansburg Borough, Williams Township, Bethlehem Township & Bethlehem City, all in Northampton County, Upper Saucon & Salisbury Townships, Lehigh County and Upper Bucks County.

Lehigh University
AED Inspector
January 2020 - May 2022 (2 years 5 months)
Checked the roughly 50 AEDs (Automated External Defibrillator) on Lehigh University's campus on a monthly basis to make sure that the AEDs are fully stocked with supplies and are fully functionally for any emergency that could happen on campus.

Lehigh Men's Varsity Lacrosse
Student Athlete
August 2017 - January 2021 (3 years 6 months)
Played Defense and Long Stick Midfield for Lehigh's Division One Men's Lacrosse Team under Head Coach Kevin Cassese, the team was ranked Top 20 in 2018, was preseason ranked #13 in 2019, the defense finished ranked #6 in 2019, and contributed to the team through scout team defense and man-down defense team as well as being placed on the 2019 and 2020 Patriot League Academic Honor Roll.

Lehigh University
Lehigh Liner
May 2019 - July 2019 (3 months)

Shared Lehigh's vision and news of our ever-changing campus with friends and alumni, as well as request generous financial support for campus activities and improvements

J.Crew
Sales Associate
May 2018 - August 2018 (4 months)
Palo Alto, CA

-Managed inventory, shipment, back stocking, ES shipments
-Tasked with working cash register and helping customers on the sales floor

DoorDash
Driver
May 2018 - August 2018 (4 months)
Menlo Park, CA

Delivered food as a DoorDash driver for the summer.

ADVNC Lacrosse
Intern/Coach
May 2017 - August 2018 (1 year 4 months)
Woodside, CA

-Oversaw inventory on a weekly basis
-Created logistical plans for each event the company put on
-Produced newsletters and information emails for members of club and those interested
-Coached three different teams: U13, 2018, and 2019

Society of the Sacred Heart
Honorary Member
August 2016 - May 2017 (10 months)
Sacred Heart Preparatory

Selected as one of 32 seniors to be apart of Sacred Heart Preparatory's honors program who are tasked with fundraising for our sister schools in underdeveloped countries as well as paired with a retired nun who lives on campus to meet with them weekly to have great intellectual conversations and build lasting relationships

Sacred Heart Schools, Atherton
Associate Student Body-Activities Coordinator
August 2015 - May 2017 (1 year 10 months)
Sacred Heart Preparatory

Built community throughout the school by organizing and facilitating dances, homecomings, spirit week, and all other school events that revolved around activities.

Holiday Club
Founder/President
March 2014 - May 2017 (3 years 3 months)
Sacred Heart Preparatory

Decorated school and organized fun events during holidays with the goal to improve school spirit and build community

Sacred Heart Schools, Atherton
Student Executive Council Member
August 2014 - June 2015 (11 months)
Sacred Heart Preparatory

Devised school policies hand in hand with Dean of Students, Principal, Director of Schools, and other administrative personal for the entire high school.

Education

Lehigh University
Bachelor of Arts - BA, Architecture & Product Design, minor in Entrepreneurship · (2017 - 2022)

Sacred Heart Schools, Atherton
· (August 2013 - May 2017)

Unitek EMT
Emergency Medical Technician · (July 2019 - August 2019)